Welcome to Town Hall April 27, 2021 Filed by Enterprise Financial Services Corp pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934, as amended Subject Company: First Choice Bancorp Commission File No: 001-38476

Jim Lally President & CEO Enterprise Financial Services Corp

Forward-Looking Statements Certain statements contained in this document may be considered forward-looking statements regarding Enterprise Financial Services Corp (EFSC), including its wholly- owned subsidiary Enterprise Bank & Trust (Enterprise), First Choice Bancorp (FCBP), including its wholly-owned subsidiary First Choice Bank (First Choice), and EFSC’s proposed acquisition of FCBP and First Choice. These forward-looking statements may include: statements regarding the acquisition, the consideration payable in connection with the acquisition, and the ability of the parties to consummate the acquisition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that EFSC or FCBP anticipated in their forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits of the acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the acquisition may not be timely completed, if at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive transaction agreement; the outcome of any legal proceedings that may be instituted against EFSC or FCBP; that prior to the completion of the acquisition or thereafter, EFSC’s and FCBP’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, EFSC shareholder or FCBP shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that adverse regulatory conditions may be imposed in connection with regulatory approvals of the acquisition; reputational risks and the reaction of the companies’ employees or customers to the transaction; diversion of management time on acquisition-related issues; that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm Enterprise and FCBP’s business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed acquisition; and those factors and risks referenced from time to time in EFSC’s or FCBP’s filings with the SEC, including in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, and their other filings with the SEC. For any forward-looking statements made in this press release or in any documents, EFSC and FCBP claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except to the extent required by applicable law or regulation, each of EFSC and FCBP disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.

4 Additional Information About the Merger and Where to Find It In connection with the proposed acquisition transaction, along with other relevant documents, a registration statement on Form S-4 will be filed with the SEC that will include a joint proxy statement/prospectus to be distributed to the shareholders of EFSC and FCBP in connection with their votes on the acquisition. SHAREHOLDERS OF EFSC AND FCBP ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND RELATED MATTERS. FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED AS DESCRIBED BELOW. The final joint proxy statement/prospectus will be mailed to shareholders of EFSC and FCBP. Investors and security holders will be able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC in connection with the proposed acquisition will be available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, (3) accessing FCBP’s website at https://investors.firstchoicebankca.com under the “SEC Filings” tab, or (4) writing FCBP at 17785 Center Court Drive, N Suite 750, Cerritos, CA 90703, Attention: General Counsel. Participants in Solicitation FCBP and certain of their directors and executive officers, and EFSC and certain of their directors, executive officers and other certain members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of FCBP and the shareholders of EFSC in connection with the Merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 17, 2021. Information about the directors and officers of FCBP will be set forth in the Form-10-K/A, to be filed with the SEC on or about April 27, 2021 and in the proxy statement of FCBP to be filed on Schedule 14A during the third quarter of 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document, once filed, may be obtained as described in the preceding paragraph.

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New Acquisition Announcement! 6 8 IN ASSETS $2.5 B SBA PREFERRED LENDER FULL-SERVICE BRANCHES West/Southwest Expansion New Mexico Phoenix Las Vegas San Diego Los Angeles

7 Why First Choice Bank Is a Great Fit Greater financial and geographic diversity and capacity Build scale and efficiently to grow our businesses Small and Midsized Businesses Expertise in Specialty Banking High Performers Top-Tier Client Service Growth of Our Associates Diversity & Inclusion & Commitment to Communities

8 $10 Billion in Assets Milestone GROW OUR BUSINESS BETTER SERVE OUR COMMUNITIES $10.2 B ENTERPRISE ASSETS $12.7 B COMBINED ASSETS PREPARATION + Legal + Regulatory + Compliance + Operations + Grow efficiently + Scale our expertise + Increase opportunities for clients and associates BENEFITS

Scott Goodman President Enterprise Bank & Trust

PPP Program Round 2: The Results 10 Funding $340M+ Funded Loans 2,260+ Jobs Impacted 36,000+

Recent Awards And Recognition 11

GOLDEN CROWN AWARD Kansas City Regional Excellence Awards 12 CACTUS AWARD Phoenix GATEWAY LEGACY AWARD St. Louis NICHE AWARD Specialized Banking TRI-SCENSION AWARD New Mexico ALL DAY, EVERY DAY AWARD Operations & Corporate Support WEST COAST AWARD West Coast

SAMANTHA PARAS Quality Assurance Analyst 13 CACTUS AWARD Regional Excellence Awards

14 TRI-SCENSION AWARD Regional Excellence Awards LISA SCOTT Financial Service Representative

15 GOLDEN CROWN AWARD Regional Excellence Awards SUSIE DAVIS Client Advocate

16 WEST COAST AWARD Regional Excellence Awards CHRISTIEN ENG Lead Electronic Banking Specialist

17 GATEWAY LEGACY AWARD Regional Excellence Awards TRACY SPORRER Executive Assistant

18 NICHE AWARD Regional Excellence Awards CHRIS HOLLAND Sponsor Finance Officer

19 ALL DAY, EVERY DAY AWARD Regional Excellence Awards JULIUS WRIGHT Senior Talent Acquisition Coordinator

Keene Turner Chief Financial & Operating Officer Enterprise Financial Services Corp

21 Financial Highlights – Q1 2021 EARNINGS { • Net Income $29.9 million; Earnings per Share $0.96 • PPNR $40.7 million • ROAA 1.22%; PPNR ROAA 1.66% • ROATCE 14.92% LOANS & DEPOSITS { • Total Loans $7.3 billion • PPP Loans $737.6 million • Loan / Deposits 86% • Total Deposits $8.5 billion • Noninterest-bearing Deposits / Total Deposits 34% ASSET QUALITY { • Nonperforming Assets / Assets 0.42%• Nonperforming Loans / Loans 0.50% • Allowance Coverage Ratio 1.80%; 2.20% adjusted for PPP and guaranteed loans including PPP CAPITAL { • Tangible Common Equity / Tangible Assets -8.18%; Adjusted for PPP 8.84% • Quarterly dividend of $0.18 per share ACQUISITION { • Closed acquisition of Seacoast on November 12, 2020 • Systems integration completed February 2021 • $1.2 billion in loans and $1.0 billion in deposits

22 Financial Merits of the FCB Merger West/Southwest Market Expansion Ideal Size and Earnings Profile Growing EPS Faster Market View of Enterprise

What can YOU do? 23 Stay focused Be patient Keep clients at the forefront

Community Impact Report and Environmental, Social and Governance Report 24

{ Back-to-Office Update: Phased Plan PHASE 1 PHASE 2 PHASE 3 March 15 – June 13 June 14 – TBD TBD Branch lobbies reopen ✔ Masks and social distancing Up to 50% non-retail BTO ✔ Masks and social distancing Up to 75% non-retail BTO ✔ Masks and social distancing Critical business travel ✔ Designated executive approval Critical business travel ✔ Designated executive approval Essential business travel ✔ Management approval Outdoor activities ✔ Team meetings ✔ Volunteer activities ✔ Business development ✔ Sporting events (golf tournaments, MLB, etc.) Manager training ✔ Relaxation of mandatory WFH ✔ Managers will determine schedules based on occupancy limits ✔ In-person on-site team hybrid meetings based on conference room occupancy limits ✔ No nonessential vendors on-site in bank facilities ✔ On-site, hybrid and remote models implemented ✔ In-person, on-site team hybrid meetings based on conference room occupancy limits 25

26 Q&A